Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

03045173

F/DI: 597/5.12.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

12/17

Enclosure
- Announcement regarding bonus shares

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Announcement regarding bonus shares.

PPC's shareholders-employees who acquired shares through the placement to employees of the Company, in December 2002, shall receive one bonus share for every ten shares for the number of shares they retained until the closing of the Athens Stock Exchange, on 11th December 2003. The maximum number of bonus shares is 200 shares per shareholder-employee.

The distribution date of the bonus shares to the beneficiaries' securities accounts will be notified by a further Announcement.

ATHENS, December 5, 2003

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 597/5.12.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Announcement regarding bonus shares

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Announcement regarding bonus shares.

PPC's shareholders-employees who acquired shares through the placement to employees of the Company, in December 2002, shall receive one bonus share for every ten shares for the number of shares they retained until the closing of the Athens Stock Exchange, on 11th December 2003. The maximum number of bonus shares is 200 shares per shareholder-employee.

The distribution date of the bonus shares to the beneficiaries' securities accounts will be notified by a further Announcement.

ATHENS, December 5, 2003